EXHIBITS

Exhibit Number		Page
	Copy of the disclosure that PLDT Inc. (the “Company”) filed with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission on November 2, 2026 in connection with the resignation and replacement of the external auditor of the Company.	12

November 2, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Marigel B. Garcia

Head – Issuer Regulation Division

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with the PSE Disclosure Rules and Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of PSE Form 4-9 and SEC Form 17-C in connection with the resignation and replacement of the external auditor of PLDT Inc.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,316 As of September 30, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
November 2, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

For details, please refer to the attached Form 6-K which will be filed with the U.S. Securities and Exchange Commission and New York Stock Exchange.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this Report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

November 2, 2026

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number 1-03006

PLDT Inc.

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No 

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2025. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
	Copy of the disclosure that PLDT Inc. (the “Company”) filed with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission on November 2, 2026 in connection with the resignation and replacement of the external auditor of the Company.	12

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Marilyn A. Victorio-Aquino Name : Marilyn A. Victorio-Aquino Title : Corporate Secretary Date : November 2, 2026

PLDT – Form 6-K Disclosing Auditor Resignation

Resignation of Independent Registered Public Accounting Firm

On October 31, 2026, SyCip Gorres Velayo & Co. (“SGV”), a member firm of Ernst & Young Global Limited, notified PLDT Inc. (the “Company”) that it resigned as the Company’s independent registered public accounting firm following a determination that it is not independent under the rules of the United States Securities and Exchange Commission (“US SEC”) and Public Company Accounting Oversight Board. SGV was initially engaged by the Company in 2002 and provided audit services and issued audit reports on the Company’s financial statements up to and including the fiscal year ended December 31, 2025, including its audit reports on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting included in the Company’s annual report on Form 20-F filed with the US SEC on April 27, 2026 (the “Original 20-F”).

As disclosed in the Company’s report on Form 6-K furnished to the US SEC on August 13, 2026 (the “August Form 6-K”), SGV previously informed the Company that its opinions dated April 27, 2026 on the Company’s International Financial Reporting Standards (“IFRS”) financial statements and internal control over financial reporting for the fiscal year ended December 31, 2025 (collectively, “Fiscal 2025 Audit Opinions”) could no longer be relied upon and were withdrawn.

SGV has now concluded that its independence was impaired as of the issuance of its Fiscal 2025 Audit Opinions, and this impairment continues through today. Accordingly, SGV has submitted its resignation as the Company’s independent registered public accounting firm. The Company, through its Audit Committee, has accepted SGV’s resignation.

In informing the Company of its resignation, on October 31, 2026, SGV also stated that its opinion on the Company’s IFRS consolidated financial statements for fiscal year 2024 can no longer be relied upon and has been withdrawn. SGV made this determination because prior to resigning it could not complete its evaluation of information regarding the effect of hedge accounting and other adjustments on the Company’s financial statements for fiscal year 2024 that came to SGV’s attention following the issuance of its Fiscal 2025 Audit Opinions.

At the time issued, the audit opinions of SGV on the financial statements of the Company for the fiscal years ended December 31, 2024, and December 31, 2025, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s two most recent fiscal years ended December 31, 2024 and 2025, and through the subsequent interim period preceding SGV’s resignation, there were (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and SGV on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to SGV’s satisfaction, would have caused SGV to make reference thereto in its report on the financial statements for such years, except, however, that SGV could not complete an evaluation of the effect of the hedge accounting error and other revisions discussed below and in the August Form 6-K, on the Company’s previously issued IFRS financial statements for fiscal years 2024 and 2025 and SGV’s audit reports thereon; and (ii) the only

“reportable events” (as described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F), were as follows: (a) the material weakness in the Company’s internal control over financial reporting as of December 31, 2025, as previously disclosed in the August Form 6-K and further discussed below; (b) SGV’s withdrawal of its Fiscal 2025 Audit Opinions, as previously disclosed in the August Form 6-K and further discussed below; and (c) SGV’s withdrawal of its audit opinion on the Company’s fiscal year 2024 IFRS consolidated financial statements.

In accordance with Item 16F(a)(3) of Form 20-F, the Company provided SGV with a copy of the foregoing disclosures and requested that SGV review such disclosures and provide a letter addressed to the US SEC stating whether it agrees with the statements made herein and, if not, stating the respects in which it does not agree. A copy of SGV’s letter is attached hereto as Exhibit 16.1.

Update on Previously Disclosed Matters

As previously disclosed in the August Form 6-K, the Audit Committee of the Company’s Board of Directors, with the assistance of independent counsel and accounting experts, initiated an independent review of matters relevant to the discovery, analysis, and reporting of certain financial statement errors and the existence of an associated material weakness in internal control over financial reporting as of December 31, 2025. As disclosed in the August Form 6-K, the errors principally related to the recycling of “Net fair value losses on cash flow hedges” to “Other income (expense) – Gains (losses) on derivative financial instruments – net,” and those hedge-related adjustments arose from deficiencies in controls over the accounting for certain structured hedge arrangements. Management reassessed the related control deficiencies, in consultation with SGV and accounting experts, and concluded that the identified control deficiencies, individually or in combination, constituted a material weakness in internal control over financial reporting as of December 31, 2025 in respect of the hedge accounting error. SGV separately informed the Company that it had concluded that a material weakness existed in the Company’s internal control over financial reporting as of December 31, 2025.

As also previously disclosed, management, after consultation with external accounting experts, plans to adjust certain line items of the Company’s 2025 consolidated financial statements and to amend the description of the revisions of prior period financial statements contained in Note 2 to those financial statements. The Company expects to amend the Original 20-F to reflect management’s reassessment of internal control over financial reporting and to correct the financial statement errors identified to date. Reference is made to the August Form 6-K for a fuller description of these matters.

Based on the information currently available, the Company does not expect any further revisions to be material. As previously disclosed, the revisions identified to date are not expected to materially affect the Company’s reported net income, earnings per share or cash flows, nor are they expected to materially affect any of the Company’s key operating metrics, including EBITDA, EBIT, Telco Core Income and Core Income.

Management has implemented, and continues to implement, remediation measures designed to address the identified control deficiencies, and the Company’s remediation plan for the identified material weakness will be described in more detail in the amended Form 20-F.

Appointment of New Auditor for PFRS Financial Statements; Search for a Successor Independent Registered Public Accounting Firm

The Audit Committee has accepted SGV’s resignation and appointed Isla Lipana & Co./PwC Philippines, a member firm of PricewaterhouseCoopers International Limited, as auditor for the Company’s financial statements under PFRS, effective November 2, 2026. The Audit Committee is in the process of identifying a new auditor for its financial statements and internal control over financial reporting under IFRS and the Company will make a subsequent disclosure upon appointment of a new IFRS auditor.

Exhibit 16.1

November 2, 2026

Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549 Commissioners:

We have read the disclosure on Form 6-K dated November 2, 2026, of PLDT Inc. and are in agreement with the statements contained in the paragraphs therein under the heading, Resignation of Independent Registered Public Accounting Firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/SyCip Gorres Velayo & Co.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Marilyn A. Victorio-Aquino Name : Marilyn A. Victorio-Aquino Title : Corporate Secretary Date : November 2, 2026